Exhibit 99.1

AMBIPAR EMERGENCY RESPONSE
Summary Results for the Nine Months Period Ended September 30, 2024.

Summary Results for the Nine months ended September 30, 2024
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth including those set forth in “Cautionary Statement Regarding Forward-Looking Statements,” “Industry and Market Data” and “Risk Factors.” of the Prospectus
The following table reflects selected financial information for the nine months ended September 30, 2024:

	For the nine months ended September 30,
	2024	2024	2023	Variation
	(Unaudited)
	(in US$ millions)(1)	(in R$ millions)		%
Net revenue	446.2	2,431.2	1,849.4	75.7%
Cost of services rendered	(370.3)	(2,017.6)	(1,496.7)	80.3%
Gross profit	75.9	413.6	352.8	58.6%
Operating profit	73.2	399.0	226.9	75.8%
Net finance result	(38.7)	(210.8)	(123.0)	105.5%
Income tax and social contribution	(8.6)	(46.7)	(70.8)	162.5%

(1)
For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.4481 to US$1.00, the commercial selling rate for U.S. dollars as of September 30, 2024, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate — Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us” in the Prospectus.

Net revenue
Net revenue for the nine months ended September 30, 2024 increased to R$2,431.2 million, compared to R$1,849.4 million in the nine months ended September 30, 2023, which represents an increase of R$581.7 million, or 31.5%.
The increase in revenues was primarily a result of the organic growth of our operations in terms of market share, geographic breadth, and service offerings in Brazil and Europe with revenue mainly coming from field services.
Cost of services rendered
Cost of services rendered for the nine months ended September 30, 2024 amounted to R$2,017.6 million, compared to R$1,496.7 million for the nine months ended September 30, 2023, which represents an increase of R$520.9 million, or 34.8%. This increase was primarily due to the acquisitions we completed in 2023, the increase in operations, consistent with the increase in revenues described above, and the increase of R$215.6 million in Personnel costs and R$ 144.0 million costs related to the sale of assets that occurred in the nine-month period ended on September 30, 2024.
Gross profit
As a result of the foregoing, gross profit for the nine months ended September 30, 2024 increased to R$413.6 million, compared to R$352.7 million in the nine months ended September 30, 2023. Gross profit represented 17.0% and 19.1% of our net revenue, respectively, for the nine months ended September 30, 2024 and 2023.

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Operating profit
Operating profit for the nine months ended September 30, 2024 increased to R$399.0 million, compared to an operating profit of R$226.9 million in the nine months ended September 30, 2023, mainly due to increased operations in our North America and Europe segments and to an increase of R$165.6 million in revenue associated with the sale of assets occurred in the nine-month period ended September 30, 2024. In nine months ended September 30, 2023 results were partially offset by the extraordinary expenses incurred with the conclusion of Ambipar Response IPO in NYSE in March 2023, which had a non-recurring negative impact of R$100.9 million in the period.
Net financial result
Our net financial result decreased by R$87.8 million, to R$210.8 million for the nine months ended September 30, 2024 from R$123.0 million for the nine months ended September 30, 2023. Finance income increased by R$159.9 million, or 595.9%, to R$186.8 million in the nine months ended September 30, 2024 from R$26.8 million in the nine months ended September 30, 2023, mainly due to the impact of foreign exchange variation of R$ 167.8 million. Our financial expenses increased by R$247.8 million, or 165.4%, to R$397.6 million in the nine months ended September 30, 2024 from R$149.8 million in the nine months ended September 30, 2023, primarily due to an increase in debenture interest and interest on loans, due to a higher SELIC rate.
Income tax and social contribution
Income tax and social contribution expense for the nine months ended September 30, 2024 was R$46.7 million, compared to R$70.8 million in the nine months ended September 30, 2023, which represents a decrease of R$24.1 million, or 34.1%, primarily due to a R$28.7 million reduction in current income tax and social contribution in the nine months ended September 30, 2024.
About Ambipar Emergency Response
Ambipar Response specializes in environmental services, and operates in six main business units: emergency response, fire response, marine response, medical response, industrial response and environmental response. The Company is present in 39 countries across all six continents, providing standardized services across all regions.
The Company was founded in 1995 by Tercio Borlenghi Jr.
For more information, visit ambipar.com and http://ir-response.ambipar.com/

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Forward-Looking Statements
This 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.
Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ambipar Response’s control.
Ambipar Response’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.
Investor Relations Contact:
Email: ir.response@ambipar.com

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